Exhibit 99.2

AVALON RARE METALS INC.

Management Discussion and Analysis of Financial Statements
For the period ended February 28, 2011

This Management Discussion and Analysis (“MDA”) of Avalon Rare Metals Inc. (the "Company" or “Avalon”) provides analysis of the Company's financial results for the three months and six months ended February 28, 2011.  The following information should be read in conjunction with the accompanying unaudited financial statements and the related notes thereto.  Unless otherwise noted, all currency amounts included in the MDA are stated in Canadian dollars.

This MDA includes certain statements that may be deemed "forward-looking statements".  All statements in this discussion, other than statements of historical fact, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects, are forward-looking statements.  Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements.

Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, continued availability of capital and financing and general economic, market or business conditions.  Investors are cautioned that any such statements are not guarantees of future performance and that the actual results or developments may differ materially from those projected in the forward-looking statements.  This report is prepared as of April 12, 2011.

Nature of Business and Overall Performance

Avalon is a Canadian mineral exploration and development company that is listed on the Toronto Stock Exchange in Canada, on the NYSE Amex in the United States and also trades on the Frankfurt Stock Exchange in Germany. The Company seeks to build shareholder value by becoming a diversified producer and marketer of rare metals and minerals and expanding the markets for its mineral products.  The technical information included in this MD&A unless otherwise stated, has been reviewed by Donald S. Bubar, P. Geo., President of the Company and Dr. William Mercer, P. Geo., Vice-President, Exploration of the Company.  Mr. Bubar and Dr. Mercer are both Qualified Persons under National Instrument 43-101.

Avalon operates primarily in Canada with a primary focus on the rare earth elements (“REE”), and other rare metals and minerals including lithium, tantalum, niobium, cesium, indium, gallium, zirconium and a related base metal; tin.  By definition, REE are the lanthanide series of elements (atomic numbers 57 - 71), whereas the term “rare metals” is a more general “umbrella” term that includes the REE as well as other rare metals including those named above.

The Company is in the process of exploring or developing three of its five mineral resource properties.  All active projects (Thor Lake, Separation Rapids, and East Kemptville) are rare minerals or rare metals properties that are at an advanced stage with identified reserves and/or mineral resources that are potentially economic, provided that sales contracts with customers can be secured and project financing arranged.  The Thor Lake Rare Metals Project (“Thor Lake”) is the Company’s most advanced project.

The results of a positive Prefeasibility Study (“PFS”) on the development potential of the Nechalacho REE deposit on the Thor Lake project were announced on June 21, 2010. A technical report was filed on July 27, 2010, that was subsequently amended and re-filed in September, 2010 in conjunction with a prospectus filing. The latest updated NI 43-101 compliant resource estimate for the deposit was disclosed on January 27, 2011 and an updated technical report was filed on March 15, 2011. Completion of a bankable feasibility study (“BFS”) by mid to late 2012, is the Company’s top priority and primary focus.

Avalon has adopted the Principles and Guidelines for Responsible Exploration being developed by the Prospectors and Developers Association of Canada (“PDAC”), as a policy of the Company and made Corporate Social Responsibility (“CSR”) a Company priority.  Avalon applies these principles throughout its operations, particularly with respect to its environmental and community engagement practice on the Thor Lake project.

Industrial demand for the rare metals is growing due to their importance in an expanding array of applications in technology related to energy efficiency and a cleaner environment.  Rare metals supplies are constrained, especially for the rare earth elements where China provides approximately 95% of the world’s primary supply.  Recent policy directives announced by the Chinese government are dictating reductions in exports of unprocessed rare earth elements leading to concern about security of supply of certain REE in major REE consuming countries such as Japan, Korea and the United States.  Moreover, REE supply shortages outside China have caused prices to escalate dramatically over the past few months stimulating increased investor interest in rare earth companies.

During the prior Quarter, the Company completed a short form prospectus offering and issued 9,240,000 units at a price of $3.25 per unit for gross proceeds of $30,030,000 (as more fully described under “Liquidity and Capital Resources”) and, as of this date, remains well-funded to continue advancing its priority projects.

Selected Annual Information

The following selected financial data for each of the three most recently completed fiscal years are derived from the audited annual financial statements of the Company, which were prepared in accordance with Canadian generally accepted accounting principles.

For the Years Ending August 31,	2010	2009	2008
	$	$	$
Net revenues	80,557	159,982	357,539
Loss before discontinued operations and extraordinary items	4,099,300	2,954,919	1,391,581
Loss before discontinued operations and extraordinary items, per share basic and fully diluted	0.05	0.04	0.02
Net loss	4,099,300	2,954,919	1,391,581
Net loss, per share basic and fully diluted	0.05	0.04	0.02
Total assets	41,526,715	26,521,264	24,384,590
Total long term liabilities	-	-	-
Cash dividends	-	-	-

The Company has recorded losses in each of its three most recently completed fiscal years and expects to continue to record losses until such time as an economic resource is identified, developed and brought into profitable commercial operation on one or more of the Company’s properties or otherwise disposed of at a profit.  Since the Company has no revenue from operations, annual operating losses typically represent the sum of business expenses plus any write-offs of mineral properties abandoned during the period.  The Company expects to continue to increase its level of business activity in coming years and consequently investors should anticipate that the Company’s annual operating losses will also increase until a new operation is brought into production or disposed of at a profit.

Results of Operations

Exploration and Development Activities

Resource property expenditures for the three months ended February 28, 2011 totalled $3,740,632, a 34% increase over the level of expenditures in the comparable period of the previous fiscal year ($2,790,844).  Substantially all of these expenditures were incurred on Thor Lake.  The increase was primarily caused by increased expenditures on metallurgical and market studies, diamond drilling, engineering and environmental assessment work related to the feasibility studies at Thor Lake.

Resource property expenditures for the six months ended February 28, 2011 totalled $8,385,345, a 42% increase over the level of expenditures in the comparable period of the previous fiscal year ($5,916,101).  Substantially all (99.5%) of these expenditures were incurred on Thor Lake.  The increase was primarily caused by increased level of activities including drilling, metallurgical and market studies, feasibility and engineering studies, and environmental studies at Thor Lake.

No properties were abandoned during the six months ended February 28, 2011 and no expenditures were written off.

Thor Lake

The Thor Lake Rare Metals Project ("Thor Lake") is located in the Mackenzie Mining District of the Northwest Territories (“NWT”), about five kilometres north of the Hearne Channel of Great Slave Lake and approximately 100 kilometres southeast of the city of Yellowknife.  The property is situated in an area referred to as the Akaitcho Territory, an area which is subject to a comprehensive native land claim negotiation involving several communities including the four in direct proximity to the project; Yellowknives Dene (Ndilo and Dettah), Lutsel K’e and Deninu Kue.

The property is comprised of five contiguous mining leases totalling 10,449 acres (4,249 hectares) and three claims totalling 4,597 acres (1,869 hectares), the latter staked in 2009 to cover favourable geology to the west of the mining leases.  The leases are subject to two underlying royalty agreements entitling the royalty holders to a cumulative 5.5% Net Smelter Returns Royalty, of which 2.5% can be bought back at the principal amount of $150,000 compounded annually at the average Canadian prime rate from May 2, 1982 to the buyback date (as at February 28, 2011, this amounts to approximately $1.2 million). Since acquiring the property in 2005, Avalon has concentrated its exploration efforts on the largest known mineralized zone on the property, formerly known as the Lake Zone, renamed the Nechalacho REE Deposit (“Nechalacho deposit”) by the Yellowknives Dene First Nation (“YKDFN”) in September 2009.

Expenditures during the quarter ended February 28, 2011 totalled $3,712,431.  Of this, approximately 52% was spent on drilling and geological work in support of the drilling program, 20% on metallurgical and market studies, 14% on feasibility and engineering studies, 9% on environmental studies and permitting work, and 4% on community consultation work.  Most of the drilling in the Quarter was done with the objective of better defining the Nechalacho deposit, gathering geotechnical data for engineering purposes and collecting sample material for pilot plant work.  The 2011 winter drilling program began on January 17, 2011 with approximately 20,000 metres of drilling planned. As at March 31, 34 holes totalling 8291 metres had been completed with 17 of these holes being large diameter PQ holes drilled primarily for bulk sample collection while an additional 10 short holes were drilled for purely geotechnical purposes. The balance were definition holes drilled mainly in the West Long Lake area. Assay results are not expected until May.

Metallurgical studies are ongoing to define the most efficient process for recovery of the REE. The flotation process testwork has advanced to the mini-pilot plant (‘MPP”) stage. The second of two such trials was carried out during the quarter at the Xstrata Process Support (“XPS”) test facility in Sudbury, ON with the technical support of SGS Canada Ltd. (“SGS”). The initial results demonstrated that recovery targets outlined previously by Avalon for the flotation process should be achievable. Bench scale testing of the proposed hydrometallurgical process flowsheet also continued during the quarter and the Company is also investigating potential sites for a separation plant to be built in North America, after receiving a scoping study for such a plant during the Quarter ended November 30, 2010.

Nechalacho Deposit Drilling

Since July 2007 Avalon has completed over 67,000 metres of drilling on the Nechalacho deposit as summarized in the Table below:

Calendar Year	Holes	Metres
2007	16	2,551
2008	74	14,280
2009 winter	26	5,474
2009 summer	44	9,123
2010 winter	43	11,398
2010 summer	63	16,188
2011 winter (to March 31)	34	8,291
Total to date	300	67,305

Nechalacho Deposit Mineral Resource Estimates

The NI 43-101 compliant resource estimates originally established by independent consultants Scott Wilson RPA for the PFS in 2010, were updated by the Company during the quarter to incorporate all the data generated from the 2010 drilling programs which totalled 27,586 metres in 106 holes. The results were disclosed in the Company’s news release dated January 27, 2011 and a new 43-101 Technical Report was filed on March 15, 2011.

The new mineral resource estimates were prepared by Finley Bakker, P. Geo., Avalon’s Senior Resource Geologist, under the overall supervision of Vice President, Exploration, Bill Mercer, P.Geo.. The resource estimation procedure employed by Mr. Bakker was similar to that of Scott Wilson Roscoe Postle Associates for the NI 43-101 compliant resource disclosed in the Company’s News Release dated June 14, 2010. The base case cut-off grade and metal price assumptions were unchanged while the composite methodology, estimation method (Inverse Distance Squared), block size, domains and estimation parameters were essentially the same. Minor differences in estimation methodology are noted in the footnotes to the tables below.

The new resource estimates have resulted in significant increases in both Inferred and Indicated Resources for both the Basal Zone and the Upper Zone compared to the resource estimates prepared in 2010 for the PFS. Importantly, the Indicated Resources in the key Basal Zone part of the deposit have increased to 57.49 million tonnes grading 1.56% TREO1 with 20.72% HREO/TREO using the base case $260 Net Metallurgical Return (“NMR”2) cut-off. More significantly, distinct sub-zones with a higher average grade were discovered in the West Long Lake area. These can be identified by applying a higher NMR cut-off and the proportion of Indicated Mineral Resources estimated at the much higher $600 NMR cut-off, now total 14.67 million tonnes at 2.19% TREO and 24.68% HREO/TREO. This tonnage is similar to the total Indicated Mineral Resources estimated for the PFS at the $260 NMR but with a 20% higher TREO grade and a 35% higher HREO content.

The current Nechalacho deposit resource estimates are summarized in the tables below. Table 1 includes (for comparative purposes) a column for “TREO equivalent %” which essentially treats the zirconium, niobium and tantalum as if they were also rare earth elements. TREO equivalent is estimated by calculating a weighted average NMR per kilogram for the rare earths and the rare metals (Zr, Nb, Ta) in a given interval, and re-estimating the interval assuming that all the value was in the rare earths only. The NMR includes the value attributable to ZrO2, Nb2O5, and Ta2O5 in the rock after metallurgical recoveries.

Nechalacho Deposit: NI 43-101 Mineral Resources
Updated Jan. 27, 2011

	Tonnes (millions)	TREO %	HREO %	HREO/TREO %	ZrO2%	Nb2O5%	Ta2O5 ppm	TREO equiv
BASAL ZONE
Indicated	57.49	1.56	0.33	20.72	2.99	0.40	396	2.01
Inferred	107.59	1.35	0.26	18.97	2.83	0.37	354	1.77
UPPER ZONE
Indicated	30.64	1.48	0.15	10.26	2.10	0.31	192	1.86
Inferred	119.29	1.26	0.13	10.15	2.41	0.35	209	1.66

Total Inferred	226.88	1.30	0.19	14.33	2.61	0.36	278	1.71

Basal Zone Indicated Resources at
Various NMR Cut-offs updated Jan. 27, 2011

INDICATED NMR CUTOFF	Tonnes (millions)	TREO %	HREO/TREO %	ZrO2%	Nb2O5%	Ta2O5 ppm	TREO equiv

≥$260	57.49	1.56	20.72	2.99	0.40	396	2.01

≥$400	39.79	1.77	22.15	3.41	0.45	448	2.28

≥$600	14.67	2.19	24.68	4.22	0.53	552	2.80

≥$700	7.26	2.43	25.97	4.64	0.58	621	3.10

Notes:
1.	CIM definitions were followed for Mineral Resources.
2.
NMR is defined as a multiplication of the amount of metal present, net of flotation and hydrometallurgical recoveries, times the 2015 estimated  metal oxide price in US$/kg, net of estimated costs and profit for a rare earth separation plant

3.	HREO (Heavy Rare Earth Oxides) is the total concentration of: Y203, Eu203, Gd203, Tb203, Dy203, Ho2O3, Er203, Tm203, Yb203 and Lu203.
4.	TREO (Total Rare Earth Oxides) is HREO plus: La203, Ce203, Pr6011, Nd203and Sm203
5.
Mineral Resources are estimated using price forecasts for 2014 for rare earth oxides prepared early in 2010. Some of these prices are higher and some are lower than current prices. The prices used are the same as in the June 14, 2010 disclosure.

6.	Mineral Resources are undiluted.
7.
A cut-off NMR grade of $260 was used for the base case. NMR is defined as “Net Metal Return” or the in situ value of all the payable rare metals in the ore net of estimated metallurgical recoveries and Separation Plant processing costs and profit.

8.	An exchange rate of 1.11 was used.
9.	ZrO2 refers to Zirconium Oxide, Nb2O5 refers to Niobium Oxide, Ta2O5 refers to Tantalum Oxide, Ga2O3 refers to Gallium Oxide.
10.
TREO equivalent is estimated by calculating a weighted average NMR per kg for the rare earths and rare metals (Zr, Nb, Ta) in an given interval, and re-estimating the interval assuming that all the value was in rare earths only.

11.
The two main differences to previous estimates were that 8 composites were used per block, versus 15 in the estimate released on July 19th, 2010 and the Basal Zone was not flattened onto the lower contact prior to block estimation. All other parameters were similar.

Metallurgical Process Development

Metallurgical process development work continued during the quarter with effort being directed toward flotation pilot plant testing and the hydrometallurgical process.  The former work was conducted at the XPS facility in Sudbury, Ontario and the latter at the SGS Minerals Services laboratory in Lakefield, Ontario, under the supervision of J. R. Goode, P. Eng., Consulting Metallurgist and Dezhi Qi, P.Eng., Staff Process Engineer of Avalon.

Flotation Process

Extensive flotation tests, including many locked cycle tests, have been undertaken since 2008 at SGS and the basics of the process for concentration of the valuable minerals have been defined. The tests have utilized a number of representative composite samples of both the Basal and Upper Zones and from various geographic areas within the Nechalacho deposit.

The flotation process comprises crushing and grinding to a grain size of less than 38 µm (microns), leading to de-sliming to remove particles less than 8 µm, then the removal of barren magnetite through magnetic separation. The feed then passes through Rougher and Cleaner flotation stages, followed by gravity concentration, where the valuable minerals are separated from waste minerals.  This process has been refined through bench-scale testing, including locked cycle tests at SGS. Tests have been repeated and confirmed at XPS.

Subsequent to the completion of the bench-scale testing, Avalon commissioned XPS to conduct two MPP tests on one tonne samples and one such run has been completed. This run demonstrated that recovery targets outlined previously by Avalon should be achievable while opportunities to enhance recoveries were identified. The MPP testwork is an interim step designed to identify key design criteria for the larger scale flotation pilot plant trial and economize on the cost and the size of the bulk sample required for the large scale trial. Additional MPP testwork is planned for completion by the end of June, 2011.

Avalon is planning to run a larger scale flotation pilot plant trial, processing between 20 and 30 tonnes of ore, late in the third quarter or early in the fourth quarter of 2011. The timing of this is partially dependent on the availability of equipment and personnel at SGS. The objectives of the larger scale test are to 1) provide adequate mineral concentrate for hydrometallurgical pilot testing and 2) confirm the flotation scheme on a larger scale for the BFS.

Hydrometallurgical Process Development

Avalon has previously disclosed the outline of its planned hydrometallurgical process to extract the rare earths and other valuable rare metals from the Basal Zone ore minerals (News Releases 10-05, March 29, 2010 and 10-09, June 21, 2010). The purpose of the hydrometallurgical plant is to decompose or “crack” the ore minerals, bring the metals into solution and separate the rare earths from the Zr, Nb and Ta. The mixed rare earths concentrate would then be further processed in a separation plant, as announced in the Company’s News Release 10-24 dated October 21, 2010.

To achieve the hydrometallurgical processing in the most efficient and economical way, Avalon has developed a two stage process to crack the ore minerals. The first step is heating the sample to 200oC with sulphuric acid (“Acid Bake”) which breaks down most of the LREE minerals and fergusonite.  Through this stage of the process, the LREE and about half the HREE can be brought into solution.

The second stage then “cracks” the zircon by caustic decomposition which involves sodium hydroxide at about 600oC (“Caustic Crack”).  This is a common process for producing zirconium chemicals from zircon, such as zirconium oxychloride (“ZoC”), but in this case, the process will yield heavy rare earths, Nb and Ta. Both processes have been successfully demonstrated at the bench scale numerous times at SGS. The hydrometallurgical process steps following the Caustic Crack step are being investigated at present, to determine the optimum process for separating the rare earths from Zr, and from Nb and Ta.

After the hydrometallurgical process is fully defined at the bench scale, pilot plant testing will be required. In order to secure access to the SGS facilities later this fall, a contract was signed with SGS for the design and operation of a hydrometallurgical pilot plant. The estimated cost for this work is $7.5 million, approximately $5.5 million higher than originally forecast by Avalon last year before the full scope of work was known.

Since the PFS was completed last year, it has become evident that this work will take longer than anticipated to complete to the high level of confidence required for a BFS. The extra time and complexity of the process will result in considerable additional costs but will also ensure a more robust process is developed and reduced operational risk in the future. The whole operation is expected to take about 40 weeks to complete, finishing by mid-2012.

Preparation for the hydrometallurgical pilot plant work is commencing immediately with the design of the system and bench scale tests. Initiatives to accelerate the acquisition of sufficient concentrate are underway along with sourcing of the required equipment. The hydrometallurgical pilot will require up to 4 tonnes of mineral concentrate feed.

Rare Earth Separation Plant

Subsequent to receiving the scoping study on the construction of a rare earth Separation Plant in North America, the Company has proceeded with investigating a number of potential sites for this site, throughout North America. Key site selection criteria include proximity to transportation infrastructure, and proximity to suppliers of the principal reagents required which include hydrochloric acid and caustic soda. A number of possible sites in North America meeting these criteria have been identified by Avalon and additional sites will be considered in other parts of the world.

Once the location for the Separation Plant is defined, the Company intends to proceed with a prefeasibility study on the economics and ultimately incorporate the separation process into the overall project development plan. Avalon is now in discussions with a number of engineering companies about carrying out this study. It is expected that this contract will be awarded and work initiated shortly after the plant site is determined within the next few months.

Rare earth markets and market development initiatives

The Company’s product marketing effort is being led by Mr. Pierre Neatby, the Company’s Vice-President, Sales and Marketing. Working with Ian London, P.Eng., Market Development and Energy consultant, Mr. Neatby has implemented a proactive marketing plan including continued participation in various industry conferences with the overall objective of building relationships with potential future customers for the mineral products and identifying strategic partners for the further processing (separation) of the mixed REE chemical concentrates.

Since the PFS was issued in July 2010, rare earth prices have dramatically increased by an average of 956%, well in excess of the price appreciation forecast in the PFS.  Using current (April 1, 2011) prices in our pricing model would result in an Avalon concentrate price of US$ 92.95/kg TREO, more than a 324% increase from the US$ 21.94 forecasted in the PFS. The price increases outside China are partly due to the imposition of quotas and tariffs on the export of separated rare earth oxides. Recently, prices have also increased inside China evidently due to supply shortages arising there as a result of efforts by the government to consolidate the industry and make it more sustainable.

Avalon continues to hold discussions with potential customers for its rare earth products. Many industrial consumers in the US, Japan, Europe and Korea are very concerned about the future availability of heavy rare earths and neodymium. Some of these consumers have expressed interest in partnering with the Company in the development of the project and discussions in this regard are on-going.

Site Development Work

Site development being carried out under the overall direction of Mr. David Swisher, Vice-President Operations, includes environmental baseline studies, mine planning, tailings disposal site evaluation, groundwater hydrology evaluations, underground rock mechanic testing and infrastructure improvements.

A renewable energy system was installed subsequent to the end of the quarter at the Thor Lake camp at a cost of $39,887 of which one third is funded by the GNWT. The system is comprised of solar panels and a battery bank, linked with an auto-start diesel generator through an inverter system. At times when the camp power demand drops below certain levels, the camp can run on battery power, reducing diesel fuel consumption.

In 2010, Avalon engaged a consultant to investigate the potential of producing low cost geothermal power for its proposed hydrometallurgical plant in the Pine Point area, where government surveys have indicated good potential for geothermal power generation. The initial report from the consultant was received during the quarter and due to changes in the power demand at the hydrometallurgical plant, geothermal power does not appear to be cost competitive with other alternatives at the present time.

Community, Environment, Health and Safety, Permitting

During the Quarter, the Company continued its community engagement work in Lutsel K’e, Fort Resolution (Deninu Kue First Nation and Fort Resolution Metis Council), Yellowknife (YKDFN and North Slave Metis Association) and Hay River (Katlodeeche First Nation and Hay River Metis Council). Continuing community engagement is focused on development of partnerships and facilitating employment and business opportunities for First Nations members.

During the Quarter, the Company entered into a negotiation agreement with the YKDFN Yellowknives Dene First Nation (“Yellowknives”), and subsequent to the end of the quarter signed a similar agreement with the Deninu Kue First Nation (“DKFN”). The Company is presently working toward concluding such an agreement with the Lutsel K’e Dene First Nation (“LKDFN”).  This type of initial agreement (often referred to as a memorandum of understanding (“MOU”)), is done in order to frame the negotiations toward an impacts and benefits-type agreement. Avalon has commenced negotiations on an Accommodation Agreement, with the YKDFN and DKFN, with the objective of concluding these agreements in 2011.

The Company seeks to create business opportunities for First Nations through its on-going field programs.  One recent example was awarding a contract to Deninu Kue Development Corp (“DKDC”) to produce core boxes for the project after DKDC was able to establish a manufacturing facility at Fort Resolution with the support of the GNWT. The Company has since provided assistance to DKDC in marketing its services to other companies active in the NWT.

The Company has placed a high priority on its performance with respect to health and safety at Thor Lake.  During the three months ended February 28, 2011 and subsequent to the end of the quarter, there were a total of two lost time accidents at the Project. One involved frostbite in a finger due to improper gloves and the second involved injuring a finger due to improper tool use. Both incidents involved driller helpers employed by the contract drilling company and both required attention from a doctor in Yellowknife and two weeks off work.

There have been a number of Land Use inspections during the quarter by the Indian and Northern Affairs Land Use inspector, with no significant issues to report.  Subsequent to the end of the quarter, a land use inspection in March reported two issues with the drill operations. One related to a defective pipe in a fuel tank and the second to rod grease in the sludge tank. Both these issues have been immediately rectified to the satisfaction of the Land Use Inspector. All land use inspection reports have been filed on the Company’s website in the CSR/Sustainability section.

On February 15, 2011, the Company received the final Terms of Reference (“TOR”) for the environmental impact assessment from the Mackenzie Valley Environmental Impact Review Board (“MVEIRB”). Since then Avalon, along with EBA Engineering Consultants Ltd, have been working on the Developers Assessment Report (“DAR”), commonly known as an Environmental Impact Statement, utilizing the TOR as its foundation.  Avalon anticipates the completion of the DAR by the end of April, 2011.  Upon submittal of the DAR to MVEIRB, a work schedule will be developed by MVEIRB outlining the expected timeline for completion of the Environmental Assessment process.

Budget update and Future Priorities

The additional time and complexity of the hydrometallurgical pilot plant work as discussed above, along with more updated cost information for other areas of the BFS, have resulted in an increase in the BFS budget to $54 million, which is comprised of direct costs of $46 million and administrative and overhead costs of $8 million.  This compares to the previous budget of $47 million, which was comprised of $40 million in direct costs and $7 million in administrative and overhead costs.  Approximately $11 million of the BFS budget has been spent to date. Any potential shortfall in cash resources is expected to be covered by the approximately $16 million in anticipated proceeds from the exercise of “in-the-money” share purchase warrants expiring on September 30, 2011.

The significant increases in mineral resources in the Nechalacho deposit, the progress on metallurgical process development and the dramatic increase in rare earth prices in recent months have motivated the Company to update the economic model on the project produced for the PFS in 2010. Work on this update is underway with a target for completion in June 2011. Efforts to recruit additional technical staff for the project are on-going.

Other Projects

During the quarter ended February 28, 2011, the Company incurred $3,578 in expenditures on the Separation Rapids Lithium-Tantalum Project which is host to the Big Whopper petalite deposit.  These costs were related to ongoing market development work for the Company’s lithium minerals product.  Management continues to receive inquiries about the Big Whopper as a known high quality lithium resource and is evaluating a number of potential strategic options but no commitments have been made as at the date of this report.

During the quarter ended February 28, 2011, the Company incurred expenditures totalling $12,113 on the East Kemptville Tin-Rare Metals Project in Yarmouth Co., Nova Scotia.  Most of these expenditures were related to routine project maintenance and  continuing efforts to move forward with the proposed work program on the Special Licence required to complete the Preliminary Economic Assessment (“PEA”) on the historic tin-indium resources in that area. In this regard, a meeting was held with officials of BHP Billiton during the quarter to discuss their concerns and a revised work program proposal has been submitted that better quantifies potential environmental impacts and planned mitigation measures.

It is anticipated that permission will be received during the third quarter to allow a $250,000 diamond drilling program to proceed by the summer. A total of $1.5 million in additional expenditures are required on the Special Licence before the Company can vest its 100% interest in the mineral tenure. During the quarter ended November 30, 2010, the Company received an extension from the Minister of Natural Resources of Nova Scotia to fulfill its expenditure obligations under the Special Licence by August 1, 2011 and further extensions may be required to meet the full expenditure obligation.

Expenditures of $3,600 were incurred on the Warren Township Anorthosite Project during the three months ended February 28, 2011.  Ongoing costs are generally related to routine project maintenance costs.  Essentially the project will remain inactive until issues over the size of the permit area are resolved with the Ontario Ministry of Natural Resources.  There are no specific timelines in place for initiation of any new work programs on the project.

During the quarter, the Company incurred $8,910 in General Exploration expenditures related to new project generation. The Company has been carrying out regional compilation work in a number of areas of North America with a view toward identifying and acquiring new early stage rare metals exploration prospects. Several interesting prospects have been identified and land acquisition has been initiated in two areas.

Administration

Operating expenses totalled $2,617,609 for the quarter ended February 28, 2011, an 101% increase over the amount incurred during the quarter ended February 28, 2010 ($1,302,768).  Excluding non-cash stock-based compensation, operating expenses totalled $1,492,650, a 107% increase compared to the fiscal quarter ended in 2010.  This increase reflects the ongoing expansion of the Company’s business activities.  The main areas of increased expenses were salaries and benefits, professional fees, transfer and filing fees, and shareholders’ information expenses.

Stock-based compensation increased to $1,124,959 from $581,413 compared to the same quarter in fiscal 2010.  This increase is primarily a result of the increase in the number options vesting in the current quarter compared to 2010, as well as the significant increase in the value of the Company’s options.

Salaries and benefits for the quarter ended February 28, 2011 totalled $469,702, a 213% increase over the fiscal quarter ended 2010 ($149,847).  The increase relates primarily to the increased number of staff on payroll, performance bonuses of $165,000 paid to certain senior management staff, as well staff recruitment costs of $59,000.

Professional fees increased by $155,201 to $182,825 compared to the same quarter in fiscal 2010.  The increase relates primarily to the Company’s listing application to have its common shares listed on the NYSE Amex and the continuance of the Company out of the Province of British Columbia and into the federal jurisdiction of Canada.

Shareholders’ information expenses increased to $94,850 from $30,771 due to the significant increase in the number foreign shareholders as well as the increase in the total number of shareholders.

Transfer and filing fees increased by $51,143 compared with the same quarter in fiscal 2010, which primarily related to the NYSE Amex initial listing application fees.

The increase of $38,270 in insurance is primarily related to the increase in the coverage of the Company’s directors and officers’ indemnity insurance policy and the Company’s general liability insurance policy.

Expenditures on public and investor relations (“IR”) activities for the quarter ended February 28, 2011 totalled $263,858, a 27% increase over the same quarter in fiscal 2010 ($207,026) due to increased investor relations activities generally. Investor interest in rare earths continues to grow with the intense media coverage of the international trade issues, and with increasing numbers of institutional shareholders, investor relations activities and international marketing initiatives have accelerated. During and subsequent to the end of the quarter, the Company participated in five investment conferences and carried out institutional investor marketing in Toronto, Vancouver, Calgary, New York, Phoenix, Los Angeles, London, Zurich, Munich, Frankfurt and Washington/Baltimore. A similar high level of investor relations activity is anticipated for the balance of fiscal 2011.

Higher cash balances resulted in interest income increasing to $137,529 compared with $16,688 for the fiscal quarter ended 2010.

For the six month period, administrative expenses totalled $4,136,795 compared with $2,695,786 during the comparable period in fiscal 2010.  Excluding non-cash stock-based compensation, administrative expenses totalled $2,480,377, a 73% increase compared to the same period in fiscal 2010.  This increase reflects the increased level of business activities.  The main areas of increased administrative expenditures for the six month period were stock-based compensation, salaries and benefits, professional fees, transfer and filing fees, and rent and utilities.

Stock-based compensation increased to $1,656,418 from $1,265,594 during the six months ended February 28, 2011 compared to the same period in fiscal 2010.  This increase is due to the increase in the value of the Company’s options and increased number of options earned during the period.

Salaries and benefits increased by $470,259 during the six months ended February 28, 2011 compared to the same period in fiscal 2010.  The increase is primarily related to the increased number of staff on payroll, the general level of pay increases, as well the bonuses and staff recruitment costs incurred during the quarter ended February 28, 2011 as discussed earlier.

Professional fees for the six months ended February 28, 2011 increased by $180,842 to $285,732. The increase relates primarily to the Company’s listing application to have its common shares listed on the NYSE Amex, which occurred on December 22, 2010.  Transfer and filing fees increased by $102,071 compared with the same six month period in fiscal 2010, primarily as a result of the additional transfer and filing fees incurred relating the financing completed in September 2010 and the initial NYSE Amex listing application fees.

Rent and utilities for the six months ended February 28, 2011 increased by $58,024 to $126,668 compared to the same period in fiscal 2010.  The increase is related to the addition of the Company’s operations office in Delta, BC as well as the expansion of its head office premises in Toronto in July, 2010.

Summary of Quarterly Results

The following selected financial data is derived from the unaudited interim financial statements of the Company, which were prepared in accordance with Canadian generally accepted accounting principles.

Fiscal Year	2011		2010				2009
For the Quarters Ended	Feb. 28	Nov. 30	Aug. 31	May 31	Feb. 28	Nov. 30	Aug. 31	May 31
	$	$	$	$	$	$	$	$
Net revenues	137,529	93,687	19,015	21,583	16,688	23,271	27,770	35,265
Loss before discontinued operations and extraordinary items	2,480,080	1,425,499	1,079,860	893,979	1,295,917	829,544	1,551,095	636,998
Loss before discontinued operations and extraordinary items, per share, basic and fully diluted	0.03	0.02	0.01	0.01	0.02	0.01	0.02	0.01
Net loss	2,480,080	1,425,499	1,079,860	893,979	1,295,917	829,544	1,551,095	636,998
Net loss, per share, basic and fully diluted	0.03	0.02	0.01	0.01	0.02	0.01	0.02	0.01

The fluctuation on quarterly net loss is primarily due to stock-based compensation expenses recognized on stock options granted to directors, officers, employees and consultants of the Company, the write-downs of resource properties and recovery of future income taxes.  The costs of resource properties are written down at the time the properties are abandoned or considered to be impaired in value.

Liquidity and Capital Resources

In management’s view, given the nature of the Company’s operations, which consist of the exploration and development of mining properties, the most relevant financial information relates primarily to current liquidity, solvency, and planned property expenditures.  The Company’s financial success will be dependent on the economic viability of its resource properties and the extent to which it can discover and develop new mineral deposits.  Such development may take several years to complete and the amount of resulting income, if any, is difficult to determine.  The sales value of any mineralization discovered by the Company is largely dependent on factors beyond the Company’s control, including the market value of the metals and minerals to be produced.  The Company does not expect to receive significant revenue from any of its properties until 2015 at the earliest.

As at February 28, 2011, the Company had working capital of $35,585,524 and cash and cash equivalents (including short term guaranteed investment certificates) on hand of $37,002,150.

On September 30, 2010, the Company completed a short form prospectus offering consisting of 9,240,000 units at a price of $3.25 per unit for total gross proceeds of $30,030,000.  After commissions and expenses the Company netted cash proceeds of $27,896,577.

On August 17, 2010, the Company amended the exercise price of certain of its then outstanding warrants to $2.51 (from $3.00) for the period commencing September 1, 2010 and expiring September 30, 2010 (the “Amended Price Period”).  During the Amended Price Period, 3,483,650 warrants and 360,000 broker warrants were exercised for proceeds of $9,618,762, and 68,850 warrants remained outstanding.

The Company’s current operating expenditures, excluding expenditures on resource property work programs, are approximately $400,000 per month.  As at the date of this report, the Company’s current anticipated resource property expenditures for fiscal year 2011 are budgeted at approximately $24 million (of which approximately $9 million has been incurred to date), with most of these expenditures being allocated to the Thor Lake Project for the BFS, metallurgical studies (including MPP and pilot plant tests), environmental studies and further definition drilling on the Nechalacho deposit.  In addition, the Company expects to incur approximately $22 million in fiscal 2012 completing the BFS.

The Company’s present cash resources are sufficient to meet all of its current contractual obligations, administrative and overhead expenditures, and planned exploration and development work programs for at least the next fifteen months.  The Thor Lake, Warren Township, Separation Rapids and Lilypad Lakes properties are all 100% owned by the Company with minimal holding costs, the most significant being annual lease rental fees on Thor Lake of $20,998 and the annual expenditures related to the new mining lease at Separation Rapids totalling $1,264.

Under the amended terms of the East Kemptville Special Licence, the Company has optional obligations to incur $1.48 million in exploration expenditures by August 1, 2011 to vest its mineral title. The property is currently in good standing, but a further extension of time may be required to meet the full expenditure obligation.

A joint venture with an industry partner or end-user may represent an attractive alternative for financing the more advanced stages in the development of any of the Company’s four advanced rare metals projects at Separation Rapids, Thor Lake, East Kemptville, or Warren Township projects, when capital requirements become relatively large.

The Company has a standby letter of credit in the amount of $76,580 for its closure plan at Separation Rapids related to the Company’s advanced exploration permit which is secured by guaranteed investment certificate.

The Company has two operating leases for its office premises.  As at the date of this report, the minimum lease commitments under these leases are as follows:

2011	$69,892
2012	$205,122
2013	$197,266
2014	$204,443
2015	$208,960
2016	$208,960
2017	$69,653

Corporate Social Responsibility (“CSR”)

The Company has embraced the principles of sustainability as core to its business practice and in 2008, the Company adopted the Principles and Guidelines for Responsible Exploration being developed by the Prospectors and Developers Association of Canada (“PDAC”) as policy of the Company.  These principles for environmental and social best practice were announced by PDAC as part of the roll-out of its e3 Plus program (“Environmental Excellence in Exploration”), with the “Plus” referring largely to the inclusion of CSR principles as part of e3. In addition, the company has become an associate member of the Mining Association of Canada (“MAC”), with a view to gradual implementation of Towards Sustainable Mining (“TSM”). TSM is an initiative developed by the MAC to improve the industry’s performance by aligning its actions with the priorities and values of Canadians. TSM provides a way of finding common ground with communities of interest in order to build a better mining industry, today and in the future. TSM is based on a set of guiding principles that are in turn supported by performance elements and indicators. The initiative is led by MAC’s Board of Directors. Input and guidance come from the external Community of Interest Advisory Panel.

Since 2007, the Company has endeavoured to maximize aboriginal employment at the site and partly through implementation of specific training initiatives have succeeded in maintaining 30- 40% aboriginal of the 30 plus employees at the Thor Lake site.  In addition, major service contracts for expediting and air charter services are with companies partnered with Aboriginal groups.  During the quarter ended February 28, 2011, meetings were also held with each of the impacted Dene communities to discuss the Company’s progress on its PFS, permitting, metallurgy, BFS and accommodation agreements.  The impacted First Nations approached Avalon with regards to generating business capacity within their communities through future contracts related to the construction and operations phases of the Project.  Avalon is currently awaiting a combined proposal from the Dene Communities which will set the groundwork for future construction and contractual opportunities.

During the quarter, the Company completed its inaugural Corporate Social Responsibility Roadmap and posted it on the Company’s website (http://www.avalonraremetals.com/_resources/sustainability/CSR_2011_01_25.pdf). This document is a precursor to a more formal Sustainability Report planned for 2012 and provides an overview of the Company’s progress to date and future plans to achieve and maintain a high level of CSR performance. The Roadmap initiative follows recommendations received from Jantzi Sustainalytics in the “Sustainability Intelligence Review” received in September, 2010.

Off Balance Sheet Arrangements

As at February 28, 2011, the Company had no material off balance sheet arrangements such as guaranteed contracts, contingent interests in assets transferred to an entity, derivative instrument obligations or any instruments that could trigger financing, market or credit risk to the Company.

Transactions with Related Parties

All transactions with related parties are in the normal course of business and are measured at the exchange amount.  During the quarter ended February 28, 2011, the Company incurred:

a)	consulting fees of $18,000 with an officer. As at February 28, 2011, accounts payable included $3,390 payable to this officer;

b)	consulting fees of $28,702 with a person who is related to an officer, which were deferred as resource property costs;

c)	consulting fees of $81,250 with a company owned by an officer, of which $56,250 were deferred as resource property costs; and

d)	rental fees of $12,350 for an apartment in Yellowknife, N.T. with a company owned by a director, which were deferred as resource property costs.

Subsequent Events

Subsequent to the quarter ended February 28, 2011, the Company:

a)	issued 100,000 common shares pursuant to the exercise of an equivalent number of stock options for cash proceeds of $131,750;

b)	issued 3,465 common shares pursuant to the exercise of an equivalent number of warrants for cash proceeds of $12,474; and

c)
issued 41,927 common shares and 20,963 warrants pursuant to the exercise of an equivalent number of brokers’ compensation warrants for cash proceeds of $136,263.  Each warrant entitles the holder to purchase one additional common share of the Company, at a price of $3.60 per common share, and expires on September 30, 2011.

Proposed Transactions

With four active projects, the Company is not aggressively searching for new mineral property acquisition opportunities.  However, there are two new project opportunities under consideration at the present time and management is always interested in evaluating potential transactions or business combinations that are of possible long term strategic value.  The Company is doing some project generative work through geological research into prospective new areas for rare metals deposits. This could result in a decision to acquire mineral claims at any time.

The Company has no immediate plans for any equity offerings, but anticipates it will need to complete an equity financing within the next 18 months in order to advance its anticipated development work at Thor Lake on a schedule that will allow commercial operations to begin by 2015.

Critical Accounting Estimates

Critical accounting estimates used in the preparation of the financial statements include the value of stock-based compensation and the Company’s estimate of recoverable value of its resource properties.  These estimates involve considerable judgment and are, or could be, affected by significant factors that are out of the Company’s control.

The factors affecting stock-based compensation include estimates of when stock options might be exercised and the stock price volatility.  The timing for exercise of options is out of the Company’s control and will depend upon a variety of factors, including the market value of the Company’s shares and the financial objectives of the stock-based instrument holders.

The Company’s recoverability of the recorded value of its resource properties is based on market conditions for minerals, underlying mineral resources associated with the properties and future costs that may be required for ultimate realization through mining operations or by sale.  The Company is in an industry that is dependent on a number of factors, including environmental and legal risks, the existence of economically recoverable reserves, and the ability of the Company to obtain necessary financing to complete the development and future profitable production of its properties or to secure any proceeds from their disposition.

Changes in Accounting Policies Including Initial Adoption

There were no changes in accounting policies or newly adopted policies during the quarter.

Recent accounting pronouncements issued and not yet effective:

Business combinations

In January 2009, the CICA published Section 1582, “Business Combinations” to replace Section 1581.  The new standard requires the acquiring entity in a business combination to recognize most of the assets acquired and liabilities assumed in the transaction at fair value including contingent assets and liabilities, and recognize and measure the goodwill acquired in the business combination or a gain from a bargain purchase.  Acquisition-related costs are to be expensed. This standard becomes effective January 1, 2011, and early adoption is permitted.  This new standard will only have an impact on the financial statements for future acquisitions that will be made in periods subsequent to the of date adoption.

Consolidated financial statements and non-controlling interests

In January 2009, the CICA published Section 1601, “Consolidated Financial Statements”, and Section 1602, “Non-controlling Interests” replacing Section 1600. Section 1601 carries forward guidance from Section 1600 with the exception of non-controlling interests, which are addressed in a separate section.  This standard requires the Company to report non-controlling interests within equity, separately from the equity of the owners of the parent, and transactions between an entity and non-controlling interests as equity transactions.  These standards become effective January 1, 2011, and early adoption is permitted.  The Company currently does not have any significant equity investment in other entities and therefore the application of this new standard is not expected to have any impact on the financial statements of the Company.

International Financial Reporting Standards (“IFRS”)

The CICA plans to incorporate IFRS into the CICA Handbook as a replacement for current Canadian Generally Accepted Accounting Principles for most publicly accountable enterprises effectively for fiscal years beginning on or after January 1, 2011.  The Company will thus apply IFRS in Fiscal 2012.  The Company will require restatement for comparative purposes of amounts reported by the Company for the year ending August 31, 2011 and accordingly the Company will need to prepare an opening balance sheet, in accordance with IFRS, as at September 1, 2010.

The Company has identified a three-phase transition plan: initial diagnostic assessment and scoping, in-depth analysis and assessment, and implementation.  The initial diagnostic assessment and scoping includes the identification of significant differences between existing Canadian GAAP and IFRS as relevant to the Company’s specific situation.  The initial assessment will be followed by an in-depth analysis and assessment which includes the identification, evaluation and selection of the accounting policies necessary for the Company to changeover to IFRS.  This phase will also identify all internal procedures and systems that have to be updated in order for the Company to comply with IFRS requirements.  In the third phase, the Company will implement the accounting changes and the required modifications to internal procedures, controls and systems.

As at February 28, 2011, the Company is in the process of completing phase two of its transition plan and has identified the areas that potentially have significant impact on the Company’s financial reports: exploration expenditures, stock-based compensation and income taxes.

Exploration and evaluation expenditures IFRS 6 - Mining Interests:

There are three phases to consider when examining Mining Interest Costs under IFRS: Pre-exploration, Exploration and Evaluation, and Development and Production Assets. Pre-exploration costs do not fall under IFRS and are generally expensed as they do not meet the definition of capitalization. The Company currently capitalizes pre-exploration expenditures on its properties. The Company is undergoing a review of these costs to determine the extent that these costs will be adjusted effective September 1, 2010. These adjustments will be made retrospectively, against opening retained earnings on the first comparative balance sheet.

Under IFRS 6, Exploration and Evaluation Costs can be either expensed or capitalized which is consistent with the policy choice under Canadian GAAP. The Company is evaluating these two alternatives and will decide whether to continue to capitalize these costs under IFRS 6 during the third quarter in fiscal 2011.

The Company currently does not have any Development and Production Assets.

Share-based payments IFRS 2 - Stock based compensation

Under IFRS 2, when a share-based payment award vests in installments over the vesting period, each installment is accounted for separately. A distinct fair value must be determined for each vesting tranche.

Canadian GAAP allows pooling and recognizing compensation on a straight-line basis. The Company has been recording stock based compensation on a straight line basis under Canadian GAAP so this will affect the compensation expense recorded.

For vesting conditions based on other than market conditions, IFRS 2 requires a company to calculate the expense based on the best available estimate of forfeitures. Under Canadian GAAP, the Company has not used forfeiture estimates in the stock-based compensation calculation.

Share-based payments to non-employees are measured based on the fair value of the goods or services received, at the date of receiving those goods or services whereas GAAP allows for measurement of the fair value of the award or fair value of the goods or services received. In the past, the Company has measured stock-based awards to non-employees based on the fair value of the award.

The Company plans to elect under IFRS 1 – First Time Adoption of International Financial Reporting Standards not to apply the requirement of IFRS 2 to stock options granted on or before September 1, 2002 and to those stock options that have fully vested on or before the transition date of September 1, 2010.  The Company will re-measured its unvested stock options as at September 1, 2010 and include an estimated forfeiture rate in the stock-based compensation calculation, which may require an adjustment to deficit.

Income Taxes - IAS 12

Under IFRS, an entity accounts for the tax consequences of transactions and other events in the same way that it accounts for the transactions and other events themselves. Therefore, where transactions and other events are recognized in earnings, the recognition of deferred tax assets or liabilities which arise from those transactions should also be recorded in earnings. For transactions that are recognized outside of the statement of earnings, either in other comprehensive income or directly in equity, any related tax effects should also be recognized outside of the statement of earnings.

The evaluation of accounting policy and disclosure choices available under IFRS, including their impacts on the Company, including the exemptions available on the initial adoption of IFRS under IFRS1, is still ongoing.  The Company expects to complete the evaluation process and commence the third phase during the third quarter in fiscal 2011.

At this time, the Company has not determined the full financial impact of the transition to IFRS.  In addition, the Company anticipates a significant increase in disclosure requirements under IFRS and such requirements are also being evaluated along with the necessary system changes required to gather, process and review such disclosure.  The Company does not anticipate any significant changes to its information technology, internal controls over financial reporting, disclosure controls and procedures or its business activities as a result of the conversion to IFRS.

The International Accounting Standards Board continues to amend and add to current IFRS standards with several projects currently underway.  The Company will continue to monitor the actual and anticipated changes to IFRS standards and the related rules and regulations and assess the impacts of these changes on the Company and its financial reporting.

Financial Instruments and Other Risk Factors

The Company's financial instruments consist of cash and cash equivalents, receivables, and accounts payable.

Management does not believe these financial instruments expose the Company to any significant interest, currency or credit risks arising from these financial instruments.  The fair market values of cash and cash equivalents, receivables and accounts payable approximate their carrying values.  Investments available for sale are carried at fair market value.

In conducting its business, the principal risks and uncertainties faced by the Company relate to exploration and development success as well as metal prices and market sentiment to a lesser extent.

Exploration for minerals and development of mining operations involve significant risks, including but not limited to economic risks, regulatory risks, environmental risks, and risks associated with land title disputes including Aboriginal land title claims.  In addition to the normal and usual risks of exploration and mining, the Company often works in remote locations that lack the benefit of infrastructure and easy access.

The prices of metals fluctuate widely and are affected by many factors outside of the Company's control.  The relative prices of metals and future expectations for such prices have a significant impact on the market sentiment for investment in mining and mineral exploration companies.  The Company relies on equity financing for its long term working capital requirements and to fund its exploration programs.  The Company does not anticipate using existing funds to put any of its resource interests into production from its own financial resources.  There is no assurance that other forms of financing will be available to the Company, or that such will be available on acceptable terms.

An additional risk factor that has developed over the past two years is access to adequate human resources to carry out work programs, particularly skilled professionals for which there is currently an industry-wide shortage, which can cause delays completing work programs on schedule and in meeting program budgets.

Disclosure Controls and Procedures

Disclosure controls and procedures are designed to provide reasonable assurance that material information is gathered and reported to senior management to permit timely decisions regarding public disclosure.

The Chief Executive Officer and Chief Financial Officer have designed, or caused to be designed under their supervision, disclosure controls and procedures to provide reasonable assurance that material information is gathered and reported to senior management, including the Chief Executive Officer and Chief Financial Officer, as appropriate, to permit timely decisions regarding public disclosure and to provide reasonable assurance that the information required to be disclosed in reports that are filed or submitted under Canadian securities legislation are recorded, processed, summarized and reported within the time period specified in those rules.

Design of Internal Controls

The Chief Executive Officer and Chief Financial Officer have also designed or caused to be designed under their supervision, internal controls over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes.

The Company has very limited administrative staffing and, in many instances, the implementation of internal controls relying on segregation of duties is not possible.  The Company relies on senior management review and approval to ensure that the controls are as effective as possible.

There has been no change in the Company’s internal control over financial reporting during the quarter ended February 28, 2011 that have materially affected, or is reasonably likely to materially affect, the Company’s internal controls over financial reporting.

Outstanding Share Data

a)	Common and Preferred Shares

The Company is presently authorized to issue an unlimited number of common shares without par value.  The Company is also authorized to issue up to 25,000,000 preferred shares without par value, of which none have been issued.

As at February 28, 2011, the Company had 93,557,523 common shares issued and outstanding. Subsequent to the Quarter, the Company issued 145,392 common shares pursuant to the exercises of warrants, stock options and brokers’ compensation warrants.  Accordingly, as at the date of this report, the Company had 93,702,915 common shares outstanding.

b)	Warrants

As at February 28, 2011, the Company’s had 4,577,182 warrants outstanding.  Of these warrants, 68,850 each entitle the holder to purchase one additional common share of the Company, at a price of $3.00 per common share, and expire on September 17, 2011.

The balance of 4,508,332 each entitles the holder to purchase one additional common share of the Company, at a price of $3.60 per common share, and expire on September 30, 2011.  Subsequent to the quarter ended February 28, 2011, 20,963 warrants (of which 3,465 were exercised concurrently) were issued pursuant to the exercise of 41,927 brokers compensation warrants (as described earlier under “Subsequent Events”),  and accordingly as of the date of this report, the Company had 4,594,680 warrants outstanding.

In addition, as at the date of this report, the Company has the following brokers’ compensation warrants outstanding:

i)
67,500 brokers’ compensation warrants.  Each brokers’ compensation warrant entitles the holder to purchase one unit of the Company at a price of $2.43 per unit.  Each unit consists of one common share of the Company and a half warrant. Each whole warrant entitles the holder to purchase one additional common share of the Company, at a price of $3.00 per common share, and expires on September 17, 2011; and

ii)
6,583 brokers’ compensation warrants.  Each brokers’ compensation warrant entitles the holder to purchase one unit of the Company at a price of $3.25 per unit.  Each unit consists of one common share of the Company and a half warrant. Each whole warrant entitles the holder to purchase one additional common share of the Company, at a price of $3.60 per common share, and expires on September 30, 2011.

c)	Options

As at February 28, 2011, the Company had an aggregate of 5,300,250 incentive stock options outstanding with a weighted average exercise price of $2.00 (of which 2,050,250 were vested and 3,250,000 were unvested).  Subsequent to the quarter ended February 28, 2011, 100,000 of these options were exercised (as described earlier under “Subsequent Events”).  As at the date of this report, the Company has 5,200,250 incentive stock options with a weighted average exercise price of $2.01 outstanding.

Other Information

Additional information on the Company is available on SEDAR at www.sedar.com and on the Company’s website at www.avalonraremetals.com.